

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 11, 2017

Garrett B. Smith
Vice President, General Counsel and Corporate Secretary
Ultra Petroleum Corp.
400 North Sam Houston Parkway East
Suite 1200, Houston, TX 77060

>   **Re: Ultra Petroleum Corp.**
>   **Form 10-K for the Fiscal Year ended December 31, 2016**
>   **Filed February 22, 2017**
>   **File No. 001-33614**

Dear Mr. Smith:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources